March 16, 2009

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

Response Letter Dated February 28, 2008

Response Letter Dated April 15, 2008

Response Letter Dated May 5, 2008

Form 20-F for Fiscal Year Ended January 31, 2008

Filed May 21, 2008

Response Letter Dated June 19, 2008

Response Letter Dated August 13, 2008

Response Letter Dated February 4, 2009

Response Letter Dated March 4, 2009

File No. 000-31100

Dear Ms. Davis:

This letter is in response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Corporation dated February 4, 2009.

Form 20-F for the Fiscal Year Ended January 31, 2008

Staff Comment No. 1

Financial Statement Note 10 – Difference between Generally Accepted Accounting Principles in Canada and the United States

Your proposed expanded disclosure in response to our prior comment number one does not adequately address the requirements of FAS154. It appears that the change in your financial statements resulting from your application of EITF04-2 is a “restatement”, as that term is defined in paragraph 2.j of FAS154. Despite this apparent restatement, your proposed disclosure in your response to our prior comment number one does not use the term “restatement” but instead identifies amounts as “revised.” Please note that the term “revised” is not defined in US GAAP and does not adequately articulate the apparent nature of the change to your financial statements. If you concur that your financial statements have be restated, please refrain from using “revised” and instead refer to these amounts as “restated.”

Suite 1350, Box 11620, 650 West Georgia St., Vancouver, BC, Canada V6B 4N9

Tel: 604.669.6660 | Fax: 604.669.0898 | info@rimfire.ca | www.rimfire.ca

Jill Davis

Securities and Exchange Commission

March 16, 2009

Additionally, please further expand your proposed disclosure to briefly identify the amount by which your US GAAP reconciliation amounts have been restated from the prior presentation. Prefer to paragraphs 26a and 26b of FAS154. You may consider presenting this information in the form of a simple table comparing the prior US GAAP amount and the restated US GAAP amount for each affected financial statement line item.

In your response to this comment, please provide us with a sample of your proposed footnote disclosure.

The Corporation’s Response to Staff Comment No. 1

The Corporation has noted the Staff’s comments. The following is the Note 10 to the Financial Statements for the fiscal year ended January 31, 2008. The text in red indicates the additional explanation added to the note.

10.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”).  The significant differences between US GAAP and Canadian GAAP are as follows:

(a)  Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

Jill Davis

Securities and Exchange Commission

March 16, 2009

(b) Acquisition costs of mineral property interests (restated)

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

Note 10(b) and (e) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable when they are written off. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP.

 (c) Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

(d)

Comprehensive income

SFAS 115 requires that available-for-sale investments should be measured at fair value in the statement of financial position with unrealized gains/losses reported in other comprehensive income until realized. Adoption of CICA recommendations for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, which became effective for the fiscal year ended January 31, 2007, has eliminated this difference. The reconciliation below shows the effect of this difference in prior years.

Jill Davis

Securities and Exchange Commission

March 16, 2009

(e)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	2008
	Canadian GAAP	Adj. (a,b)	U.S. GAAP

Mineral property interest acquisition costs
Previously reported	$ -	$ -	$ -
Restated (b)	-	493,887	493,887
Share capital	17,704,253	322,500	18,026,753
Deficit	(13,334,927)	171,387	(13,163,540)

	2007
	Canadian GAAP	Adj. (b)	U.S. GAAP

Mineral property interest acquisition costs
Previously reported	$ -	$ -	$ -
Restated (b)	-	434,736	434,736
Share capital	12,120,742	-	12,120,742
Deficit	(10,092,940)	434,736	(9,658,204)

Jill Davis

Securities and Exchange Commission

March 16, 2009

Consolidated Statements of Operations

Previously reported	2008	2007	2006

Net loss under Canadian GAAP	$(3,241,987)	$(2,772,497)	$(1,823,606)
Reversal of acquisition costs (b)	165,477	307,542	202,167
Impairment provision (b)	(165,477)	(307,542)	(202,167)
Future income tax recovery (a)	(472,500)	-	(182,500)
Deferred tax benefit (a)	150,000	-	40,000

Net loss under U.S. GAAP	$(3,564,487)	$(2,772,497)	$(1,966,106)

Basic and diluted loss per share under U.S. GAAP	$(0.15)	$(0.13)	($0.11)

Restated	2008	2007	2006

Net loss under Canadian GAAP	$(3,241,987)	$(2,772,497)	$(1,823,606)
Net mineral property interest acquisition costs (b)	59,151	236,169	157,542
Future income tax recovery (a)	(472,500)	-	(182,500)
Deferred tax benefit (a)	150,000	-	40,000

Net loss under U.S. GAAP	$(3,505,336)	$(2,536,328)	$(1, 808,564)

Basic and diluted loss per share under U.S. GAAP	$(0.14)	$(0.12)	($0.10)

Consolidated Statements of Comprehensive Loss

Previously reported	2008	2007	2006

Comprehensive loss under Canadian GAAP	$(3,433,487)	$(2,295,697)	$(1,823,606)
Net adjustments to operations	(322,500)	-	-
Changes in fair value of investments (d)	-	-	94,098
Taxes arising on changes in fair value	-	-	-

Total comprehensive loss under U.S. GAAP	$(3,755,987)	$(2,295,697)	$(1,729,508)

Jill Davis

Securities and Exchange Commission

March 16, 2009

Restated	2008	2007	2006

Comprehensive loss under Canadian GAAP	$(3,433,487)	$(2,295,697)	$(1,823,606)
Net adjustments to operations	(263,349)	236,169	15,042
Changes in fair value of investments (d)	-	-	94,098
Taxes arising on changes in fair value	-	-	-

Total comprehensive loss under U.S. GAAP	$(3,696,836)	$(2,059,528)	$(1,714,466)

Consolidated Statements of Cash Flows (c)

	2008	2007	2006

Net loss under Canadian GAAP	$ (3,241,987)	$ (2,772,497)	$ (1,823,606)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	48,241	53,920	33,980
Foreign exchange losses	47,233	7,519	8,196
Reclamation obligations	(11,371)	33,418	-
Share-based compensation	1,034,486	1,040,212	206,689
Non-cash option proceeds	(86,500)	(23,500)	(13,500)
Gain (loss) on sale of marketable securities	(344,041)	(182,882)	49,264
Interest income	(270,858)	(135,804)	(68,672)
Future income tax recovery	(472,500)	-	(182,500)
Increase in accounts receivable	62,003	(239,398)	134,087
Increase in prepaid expenses	(6,840)	(19,532)	(9,307)
Increase in project reclamation deposits	(73,380)	(37,330)	15,700
Increase in accounts payable / accrued expenses	(137,342)	218,856	(30,796)
Increase in exploration funding deposits	(506,821)	506,821	(97,806)
Total adjustments	(717,690)	1,222,300	45,335

Net cash used for operating activities	$ (3,959,677)	$ (1,550,197)	$ (1,778,271)

Jill Davis

Securities and Exchange Commission

March 16, 2009

Staff Comment No. 2

Statement of Cash Flows

In response to our prior comment number two, please call us at your earliest convenience to further discuss this matter.

The Corporation’s Response to Staff Comment No. 2

The Corporation’s auditor has communicated with Mr. James Guigliano regarding the recording of unrealized gains and losses in Other Comprehensive Income. The following table shows the proposed Consolidated Statements of Comprehensive Loss for the fiscal years ended January 31.

	2008	2007	2006

Net Loss	$(3,241,987)	$(2,772,497)	$(1,823,606)
Other comprehensive (loss) income
Changes in fair value of investments	152,541	659,682	-
Realized gains on sale of investments	(344,041)	(182,882)	-
Taxes arising on changes in fair value of investments (Note 7)	-	-	-
Other comprehensive (loss) income	(191,500)	476,800	-

Comprehensive Loss	$(3,433,487)	$(2,295,697)	$(1,823,606)

Yours truly,

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President and CEO